Filed by Archipelago Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: PCX Holdings, Inc.
Filed by Archipelago Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Companies: Archipelago Holdings, Inc. (Commission File No. 001-32274) The New York Stock Exchange, Inc.

April 29, 2005

To Our Shareholders:

        This is the first annual report prepared for the shareholders of PCX Holdings, Inc. After completing a five-year effort to restructure the Pacific Exchange (PCX or Exchange) as a for-profit, shareholder corporation, we entered negotiations with Archipelago Holdings, Inc., that could lead to PCX Holdings becoming a subsidiary of Archipelago by the close of 2005. So this is an unusual report, covering a truly extraordinary year. Indeed, 2004 may have been the most important year in the 122-year history of the Pacific Exchange.

        In January 2004, an overwhelming majority of our seat owners voted in favor of a proposal to demutualize the Exchange, reorganizing it as a for-profit shareholder corporation with a unique governance structure.

        In April, we announced that Chicago-based PEAK6 would open a Lead Market Maker (LMM) operation on our floor, trading more than 450 issues that were not then included on our listing roster.

        In June, the Securities and Exchange Commission and the California Department of Corporations approved our demutualization plan, and it became effective on June 15. The Pacific Exchange, Inc. became a wholly-owned subsidiary of PCX Holdings, Inc.

        In August, Archipelago completed its initial public offering, raising more than $63.0 million. By yearend, the rise in Arca's stock value made it one of the year's most successful IPOs.

        In September, Citadel Derivatives Group, a unit of the world's fifth largest hedge fund, agreed to begin making markets on PCX Plus remotely, and to open an LMM operation on our floor early in 2005.

        In December, we completed the initial rollout of PCX Plus on time, ending the year with more than 1,200 issues trading on the new electronic system with an enhanced market structure.

        The addition of liquidity providers to the floor and to PCX Plus, combined with the system's acceptance by order flow firms, generated an increase in the Exchange's market share, which rose in five of the last six months of the year. For December, we were the fourth largest exchange in the industry—by contracts and by trades—our best performance in 28 months. We also recorded our two busiest days in history in December.

        And while we did not announce the proposed transaction with Archipelago until January 3, 2005, much of the second half of 2004 was devoted to negotiating the terms for that arrangement, following Arca's IPO.

        Developments beyond the Exchange also shaped the year. Some were beneficial; others were challenging. The options industry broke all volume records, trading more than one billion contracts for the first time in history. A sixth exchange entered the industry, the second to launch operations as a fully electronic marketplace.

        Due to regulatory and governance lapses at some exchanges, all self-regulatory organizations drew increased scrutiny from the SEC, Congress, state regulators, and the press and public. Fortunately, the governance model adopted by the Pacific more than five years ago spared us from similar stumbles, and was available as a blueprint for those in need of significant, sweeping reform. Late in 2004, the SEC proposed new governance rules and accountability standards for all self-regulatory organizations (SROs). Our practices are largely in line with the Commission's proposals, and we look forward to working with the SEC to strengthen them. We believe we lead all markets in sound governance and effective regulation, and will continue to maintain this position.

        This annual report discusses many of these trends and accomplishments in detail. Management is satisfied with the positive record we are reporting to shareholders for 2004.

2004 Goals

        Our 2003 annual report for the Pacific Exchange identified five goals for 2004:

  •
  Complete the demutualization program

  •
  Complete the rollout of PCX Plus

  •
  Improve the reliability of POETS

  •
  Continue cutting costs

  •
  Explore strategic partnerships

        We achieved each of these goals in full. No delays. No deferrals. No open items to carry forward into 2005.

        We became a for-profit, shareholder-owned corporation on June 15, 2004. Other exchanges have demutualized; all are likely to in the coming years. When every competitor is operating under the bureaucracy of a membership structure, all are equally slow to make and adapt to change. But when some have converted to a more progressive governance model, those that have not are at a distinct competitive disadvantage, one that cannot stand for long.

        The Pacific moved first down the demutualization path, when we demutualized our equities business. More importantly, our approach was unique. No other exchange that has converted to for-profit status created a holding company, reduced the size of its board, and eliminated the cumbersome member governance structure. We did. While our governance model retains member input and representation, and preserves the independence of our regulatory programs, it empowers management to make decisions and take actions that enhance shareholder value, eliminates the "carrying costs" for shareholders, and strengthens the Exchange's competitiveness. It makes management fully responsible for the performance of the institution. For us, demutualization was not an end in itself. It was a means to move to a powerful, enabling governance structure.

        There were 24 issues trading on PCX Plus on January 1, 2004. Nearly 1,200 issues were added over the course of the year, completing the rollout as scheduled. At yearend, the only issues still to migrate from POETS, our legacy system, to PCX Plus were the 450 traded by PEAK6, which were not listed on the PCX when we planned the original rollout schedule. They were converted in February of 2005. We began eliminating the POETS infrastructure in 2004, which will save the PCX millions each year.

        More importantly, PCX Plus has dramatically improved the quality of our markets as well as our ability to handle fundamental changes in the mix of options trading volumes.

        The percentage of time our quotes match the national best bid or offer (NBBO) in the 200 most active issues rose to 83.1 percent by the end of 2004, up from 68.2 percent at the end of 2003. (It stood at 96.2 percent in March 2005.) We were the first floor-based exchange with truly remote market makers, and in many issues, the quotes from RMMs were tighter and deeper than those generated by Lead Market Makers. Along with independent market makers on the floor, there is more liquidity available at the PCX than ever. Better markets and greater liquidity should ultimately lead to increased executions and market share.

        PCX Plus was designed, built, and implemented by the Pacific Exchange technology staff. Because we own our trading system, we can make changes to enhance the performance of our markets. PCX Plus routinely processes more than 100 million quotes each day, and that number climbs each month. As quoting continues to expand with additional products and the potential for options to be quoted in pennies, PCX Plus is horizontally configurable to handle substantial additional message traffic.

        With an increasing percentage of our trading activity handled electronically, the need for floor and support staff continues to diminish. Our headcount at the end of 2004 stood at 282 full-time equivalent employees. (It had dropped to 260 by April 1, 2005.) That is slightly above the prior year's level, largely due to the addition of highly qualified staff in our regulatory departments, which were consolidated under the direction of our new Chief Regulatory Officer, Alden Adkins. The Chicago regulatory office expanded, and a third office was opened in New York, closer to the customers we oversee. We appointed Gary Lee, our general auditor, to the new post of regulatory ombudsman, a post unique to the Pacific Exchange. His additional assignment carries the responsibility for investigating complaints about the conduct—not the outcome—of our regulatory reviews, and to report his findings directly to the Regulatory Oversight Committee of the Exchange board.

        We explored several potential strategic alliances. In September, the board determined that a proposal from Archipelago Holdings, Inc. to acquire PCX Holdings, Inc. and its subsidiaries was promising, and we began negotiations leading to the announcement we made in January (see below).

Competitive Operating Environment

        For the first 10 months of the year, the market traded in a fairly narrow range, driving volatility to near-historic lows. The market turned strongly positive in the fourth quarter, giving investors their second consecutive year of gains. Despite a mostly lackadaisical market, options volumes surged, rising more than 30.5 percent over 2003's record-setting pace. The industry traded more than one billion contracts for the first time in its history.

        Early in 2005, one exchange sponsored an initial public offering, the first by an SEC-regulated exchange, yielding substantial capital for technology investments and acquisitions. In less than four years, it has become the largest options exchange in the U.S. The success of its offering (along with that by the largest futures exchange in the U.S. in 2002), raises both the incentives and the pressure for other market centers to consider raising public capital. Exchange seat owners and stockholders will envy the potential returns; the exchanges themselves face the daunting prospect of competing with suddenly better-capitalized entities.

        A second fully electronic options exchange launched operations in February, and its market share climbed slowly but steadily over the course of the year. With a novel and controversial "price improvement" mechanism, this new entrant brings added pressure to the existing options exchanges, particularly those still running traditional trading floors. Many have predicted an inevitable contraction in the number of exchanges operating in the U.S. In the options world, however, the number of marketplaces has grown by 50 percent—to six—in just four years.

        Regulatory and governance initiatives from the SEC continued to top the industry's agenda in 2004. At yearend, the Commission was soliciting comments on two proposals with sweeping ramifications for market operations and exchange governance. The first, Reg NMS, proposed reforms with the potential to dramatically alter the handling of customer orders in the equity markets, the most sweeping changes considered since the adoption of the National Market System in 1975, when competing stock exchanges were first directed to link electronically. The second establishes new requirements for the governance of all self-regulatory organizations that in many ways mirror standards and practices developed and adopted by the PCX over the past five years. As part of that proposal, the SEC is also considering additional disclosure and reporting requirements for SROs.

        The SEC is pursuing exchange reform because of serious governance and regulatory failures at some securities exchanges: heavy fines for specialists and outrageous executive compensation packages at one; Wells notices to the senior executives of a second; an alleged violation of a Justice Department settlement agreement at a third. Such lapses demand a broad, vigorous response from the "Investor's Advocate," and the Commission is rightly seeking to instill in all exchanges a renewed sense of the paramount value of strong regulation and governance.

        The Pacific Exchange remains at the forefront of sound governance and regulation, a position we have pursued since 1999. The progressive initiatives undertaken here, largely of our own volition (such as our board's regulatory oversight committee of public directors), raised the bar for other markets and furthered the interests of public investors. The value of that reputation and standing cannot be underestimated.

        Preventive regulation is far more effective and efficient than oversight programs that rely on after-the-fact surveillance, investigations, and enforcement actions. In fully electronic markets, like Archipelago and PCX Plus, systems can be built to preclude participants from breaking many rules. The systems themselves ensure the rules are followed. If a rule cannot be violated, the need to run surveillance programs, conduct investigations, or bring enforcement actions lessens. All market participants—including exchanges, firms, and public investors—benefit from the cost-savings and reliability of preventive regulation. We believe we have set a standard for the industry on that front.

Seat and Shares

        Each PCX seat was converted into 1,000 shares of the common stock of PCX Holdings, Inc. in June. Seat/share values rose nearly 20 percent over the course of the year, then doubled following the announcement of the proposed Archipelago transaction. On the effective date of demutualization, individuals and firms owned 542 Exchange seats, with another 10 held in treasury. Seat owners collectively received 542,000 shares of PCX Holdings stock. Additional shares were issued to PCX employees and consultants, in the form of restricted stock grants and options. There were 560,830 PCX Holdings common shares outstanding at yearend. If all options are exercised, there would be 623,000 shares of PCX Holdings common stock outstanding. No new grants of restricted stock or options are planned in 2005.

Acquisition by Archipelago

        Archipelago Holdings, Inc. has offered to buy PCX Holdings, Inc., including its subsidiaries, the Pacific Exchange, Inc. and PCX Equities, Inc. The PCX Holdings board accepted the offer. Our shareholders are expected to vote on the proposal in the middle of 2005.

        The benefits of Archipelago's offer will be extensively discussed in the proxy materials sent separately to PCX Holdings shareholders. As we said at the time of the announcement, the offer from Archipelago is the natural, logical extension of the partnership we entered in 2000, when Arca became a regulated facility of the Pacific Exchange. We have a shared sense of how markets will evolve and a common vision for how best to serve public investors in that emerging environment. We are both committed to electronic trading and advanced technology. With compatible platforms, there is an opportunity to eventually offer customers the ability to trade both equities and options through a single order. Significant cost savings can be realized. Since Archipelago is already a publicly traded company, we gain immediate access to public capital markets.

        On April 20, 2005, Archipelago and the New York Stock Exchange announced that they intend to merge. The proposal is bold. It will give the NYSE entrée into the options markets (through the Pacific Exchange) and access to a fully electronic stock market, and create a for-profit holding company that will be publicly traded. The NYSE plans to demutualize and go public in a single transaction. Fulfillment of the agreement rests on a number of steps, including approval from NYSE seat owners, Archipelago's shareholders, and the SEC, all of which could be secured by yearend or early in 2006.

        The NYSE-ArcaEx merger will have no effect on the current operations of the PCX, nor on our own proposal to be acquired by Arca. We will continue to move toward a PCX Holdings shareholder vote on our deal with Archipelago early in the third quarter of 2005. There may be an adjustment to the valuation of our transaction, but we cannot determine with certainty whether that will occur or the magnitude of any such change, at least not at this time. Any valuation change will be discussed in detail in the proxy materials that will be sent to our shareholders later this year.

Financial Results

        PCX revenues and expenses rose above 2003 levels. The income increases were slight, reflecting larger payments for regulatory services from Archipelago, higher transaction revenues from greater market activity, and more permit fees from the growing number of Remote Market Makers. Development of PCX Plus and maintenance of our legacy system, POETS, contributed to higher operating expenses in 2004. We expect this trend to reverse with the completion of the PCX Plus rollout and the decommissioning of POETS in 2005. Free cash balances at yearend totaled nearly $12.0 million, down from $14.9 million at the end of 2003.

Expectations for 2005

        We expect most of the year to be relatively lackluster for the stock market, as was the case for most of 2004. Interest rate increases from the Federal Reserve, budget and trade deficits, and relatively high oil prices are likely to dampen investor enthusiasm for equities. Investors' returns are likely to fall close to historic averages. But the early months of the year have been good for the options industry and the PCX, and options trading volumes are expected to remain strong through 2005.

        The electronic options exchanges will continue to gain market share from those still wedded to traditional trading floors. Going forward, it is clear that any market still relying on a traditional trading floor as an essential element of its operations, and without access to outside capital, will be competitively disadvantaged.

        We expect other exchanges to follow our lead down the demutualization path. Now that we (and others) are able to make decisions and implement change faster, those that are still membership organizations will be pressured. With access to capital markets, we will apply more sophisticated technology to our trading operations, and reduce our dependence on traditional floors. Indeed, by the end of the decade, we will be surprised if any exchange is still treating the traditional membership structure or trading floor as essential to its business. Floors may remain a place where like-minded market makers and brokers gather, but they will not be essential to the markets. We will not be surprised to see others adopt our enabling governance structure, nor follow our transition to a fully electronic trading model.

Goals for 2005

        Certainly the most important goal for the Exchange in 2005 is completing the Archipelago transaction. Several critical milestones must be reached: the Hart-Scott-Rodino review by the Department of Justice, approval from a majority of PCX Holdings shareholders, and approval by the SEC. (The waiting period for the Hart-Scott-Rodino review ended in March.) At this point, we hope to have these approvals in hand in the third quarter of the year. Until then, the governance and management of the Exchange rests solely with the existing boards and staff. We will be working closely with Archipelago to ensure a smooth integration of our respective operations, once the deal closes.

        As noted, PEAK6 Capital Management began operating as an LMM on our floor in June 2004, bringing 450 new options issues to our listings roster. These were the only listings not trading on PCX Plus at yearend. We successfully migrated these issues to the new platform in February, satisfying a goal for the year on schedule. We began moving critical functions from POETS, our legacy system, in 2004. Now that PEAK6 is on PCX Plus, POETS is even less critical to floor support, and will be reduced significantly in the first half of the year.

        We have a number of significant enhancements slated for PCX Plus in 2005, including giving it the ability to support remote LMMs. Systems changes alone, however, will not be sufficient to move LMM operations off the floor. SEC-approved rule changes are also necessary, and we intend to file these with the Commission soon. We must also revise our fee structure to account for remote market making operations. We have RMMs quoting in more than 2,000 issues. We are on track to reach floor independence in 2006.

        We will continue to exercise tight control over our operating and capital expenses.

        To achieve our financial goals, we must retain and attract liquidity providers to PCX Plus. Many specialist firms abandoned the Exchange during the transition of our equities business to Archipelago, driving up the operating losses it was already running. As we noted in our 2003 annual report, some firms elected to leave the Pacific when we began moving toward a more robust electronic platform for options. But others opened operations here, in anticipation of trading remotely. We are therefore at less risk today with our options business than we were with the equities conversion. Nevertheless, it is vital for us to maintain existing customer relationships, and to expand the number of firms making markets on PCX Plus. Both needs will receive our full attention in 2005.

        As a self-regulatory organization, vigilance is essential to satisfying our mission and to our business interests. We have established goals for our regulatory unit to ensure that all examinations and investigations move to completion within defined timeframes. We want all SEC oversight reviews and audits of our regulatory operations to be filed without residual enforcement or disciplinary actions taken against the Exchange.

Conclusion

        We believe that we are in a strong competitive position, given that we have already moved to a modern corporate structure and are well on our way to becoming a fully electronic marketplace. The advantage is fleeting, however. Others will adopt the changes we have made. The challenge for our business is to take yet another bold, progressive step that keeps the PCX at the forefront of market innovation.

Philip D. DeFeo
Chairman and Chief Executive Officer
PCX Holdings, Inc.

Important Acquisition Information

        In connection with the proposed acquisition of PCX Holdings and its subsidiaries by Archipelago Holdings, the parties intend to file relevant materials with the SEC, including a registration statement on Form S-4. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the registration statement, as well as other filings containing information about Archipelago, PCX Holdings, the Pacific Exchange and PCX Equities without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the registration statement will also be available, without charge, once they are filed with the SEC by directing a request to Archipelago, Attention: Investor Relations, at 100 South Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284, or by directing a request to the Shareholder Services Department of PCX Holdings at 115 Sansome Street, San Francisco, California 94104 or calling (415) 393-4114.

        This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Acquisition Information with Respect to the Archipelago Holdings-NYSE Merger

        In connection with the proposed merger of Archipelago and the NYSE, the parties intend to file relevant materials with the SEC, including a joint proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION

        WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Archipelago and the NYSE without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

        Archipelago, NYSE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago's directors and executive officers is available in Archipelago's proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This filing (including the exhibits hereto) shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

        Statements in this communication may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management's expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Archipelago undertakes no obligation to publicly update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this communication include general economic and business conditions, industry trends, competitive conditions, regulatory developments as well as other factors described under the caption "Risk Factors" and "Forward-Looking Statements" in Archipelago's Registration Statement on Form S-1, dated August 12, 2004, and Annual Report on Form 10-K, dated March 22, 2005, each of which was filed with the U.S. Securities and Exchange Commission and is available on Archipelago's website at http://www.archipelago.com.